82-3991

FOR IMMEDIATE RELEASE
TSE Symbol: ALT

July 5, 2002

02 JUL 24 AM 10:

ALI Announces Take-up of Common Shares by McKesson

A.L.I. Technologies Inc.
#130 – 10711 Cambie Road
Richmond, BC
Canada V6X 3G5
Telephone: (604) 279-5422
Facsimile: (604) 279-5468
Toll free: (800) 661-5885
Toll free fax: (800) 261-5432

A.L.I. Imaging Systems Corp.
1325 Pico Street, Suite 105
Corona, CA
USA 92881-6474
Toll free: (800) 661-5885
Toll free fax: (800) 261-5432

E-mail: info@alitech.com
Web site: www.alitech.com

Vancouver, BC - A.L.I. Technologies Inc. (ALI) announces that approximately 11.7 million common shares of ALI, representing approximately 98.4% of ALI common shares outstanding (calculated on a fully diluted basis) have been deposited pursuant to the offer dated May 30, 2002 (the "Offer") by 646543 B.C. Ltd. (the "Offeror"), a wholly owned Canadian subsidiary of McKesson Corporation (NYSE:MCK), to purchase all the outstanding common shares of ALI for Cdn$43.50 cash per share. All conditions of the Offer have been satisfied or waived; the Offeror has taken up and will pay for the common shares deposited thereunder. The Offer expired at 6:00 p.m. PDT on July 5, 2002.

As more than 90% of the outstanding ALI common shares have been taken up and are being acquired under the Offer, the Offeror will be exercising its right under the compulsory acquisition procedures of the Company Act (British Columbia) to acquire all remaining common shares of ALI not tendered to the Offer. A notice of compulsory acquisition will be mailed shortly to all holders of ALI common shares not tendered to the Offer. It is anticipated that payment will be mailed to ALI shareholders who tendered their shares to the Offer within one week.

About McKesson
McKesson Corporation is the leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare. McKesson solutions empower healthcare professionals with the tools they need to deliver care more effectively and efficiently. Founded in 1833, with annual revenues of more than US$50 billion, McKesson ranks as the 31st largest industrial company in the United States. Web site: http://www.mckesson.com.

About A.L.I. Technologies
A.L.I. Technologies Inc. is a leader in digital image network systems for medicine. ALI develops proprietary software, integrates systems using industry-standard computer hardware, and sells turnkey solutions to hospitals in the United States, Canada, Europe and other selected countries worldwide. ALI's installations include every type of medical facility, from private imaging centers to pre-eminent university teaching hospitals. Website: www.alitech.com.

Contacts:

Greg Peet, President and CEO
A.L.I. Technologies Inc.
Tel: 604-279-5422
Email: gpeet@alitech.com

Betty Stern, Investor Relations
McKesson Corporation / 646543 B.C. Ltd.
Tel: 415-983-9326
Email: betty.stern@mckesson.com

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